UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 74185 / February 2, 2015

Admin. Proc. File No. 3-16266

In the Matter of

AARX, INC.,
ACQUIRESTUFF.COM, INC.,
ADVANCED SCIENTIFIC ASSET HOLDING, INC.,
AIR SOUTH AIRLINES, INC.,
ALTEK POWER CORP.,
AM BUILD, INC.,
AMBER HILL, INC., AND
AMERICAN FAMILY COOKIES, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by AARX, Inc., Acquirestuff.com, Inc., Advanced
Scientific Asset Holding, Inc., Air South Airlines, Inc., Altek Power Corp., AM Build, Inc.,
Amber Hill, Inc., or American Family Cookies, Inc., and the Commission has not chosen to
review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge,[2] has become the final
decision of the Commission with respect to AARX, Inc., Acquirestuff.com, Inc., Advanced
Scientific Asset Holding, Inc., Air South Airlines, Inc., Altek Power Corp., AM Build, Inc.,
Amber Hill, Inc., and American Family Cookies, Inc. The order contained in that decision is

---

[1]   17 C.F.R. § 201.360(d).

[2]   *AARX, Inc., Acquirestuff.com, Inc., Advanced Scientific Asset Holding, Inc., Air South
Airlines, Inc., Altek Power Corp., AM Build, Inc., Amber Hill, Inc., and Am. Family Cookies,
Inc.*, Initial Decision Rel. No. 723 (Dec. 19, 2014), 110 SEC Docket 09, 2014 WL 7211676. The
stock symbol and Central Index Key numbers are: ARX and 1306299 for AARX, Inc.; 1143602
for Acquirestuff.com, Inc.; 1386977 for Advanced Scientific Asset Holding, Inc.; 1026724 for
Air South Airlines, Inc.; 1198692 for Altek Power Corp.; 1209532 for AM Build, Inc.; 1384395
for Amber Hill, Inc.; and 1164392 for American Family Cookies, Inc.

hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents AARX, Inc., Acquirestuff.com, Inc., Advanced Scientific Asset Holding, Inc., Air South Airlines, Inc., Altek Power Corp., AM Build, Inc., Amber Hill, Inc., and American Family Cookies, Inc., are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 723
ADMINISTRATIVE PROCEEDING
File No. 3-16266

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of AARX, INC., ACQUIRESTUFF.COM, INC., ADVANCED SCIENTIFIC ASSET HOLDING, INC., AIR SOUTH AIRLINES, INC., ALTEK POWER CORP., AM BUILD, INC., AMBER HILL, INC., AND AMERICAN FAMILY COOKIES, INC.	INITIAL DECISION OF DEFAULT December 19, 2014

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of Respondents' registered securities. The revocations are based on Respondents' failure to timely file required periodic reports with the Securities and Exchange Commission (Commission).

INTRODUCTION

On November 10, 2014, the Commission issued an Order Instituting Administrative Proceedings (OIP) against Respondents, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents each have a class of securities registered with the Commission and are delinquent in their periodic filings. Respondents were served with the OIP by November 21, 2014, and their Answers were due by December 4, 2014. *See AARX, Inc.*, Admin. Proc. Rulings Release No. 2069, 2014 SEC LEXIS 4528 (Dec. 1, 2014). Following Respondents' failure to timely file Answers, I ordered Respondents to show cause by December 18, 2014, why this proceeding should not be determined against them due to their failures to file Answers or otherwise defend this proceeding, warning that failure to show cause would result in default and the revocations of the registrations of their securities. *See AARX, Inc.*, Admin. Proc. Rulings Release No. 2109, 2014 SEC LEXIS 4715 (Dec. 8, 2014). To date, no Respondent has filed an Answer or responded to the Order to Show Cause.

FINDINGS OF FACT

Respondents are in default for failing to file Answers or otherwise defend the proceeding. *See* OIP at 4; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true. I take official notice of the Commission's public official records concerning Respondents. *See* 17 C.F.R. § 201.323.

AARX, Inc., Central Index Key (CIK) No. 1306299, is a void Delaware corporation located in Akron, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10 registration statement on November 12, 2004, which reported a net loss of $2,291 from the company's September 3, 2004, inception to September 30, 2004.

Acquirestuff.com, Inc., CIK No. 1143602, is a void Delaware corporation located in Mississauga, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2002, which reported a net loss of $28,943 for the prior twelve months.

Advanced Scientific Asset Holding, Inc., CIK No. 1386977, is a forfeited Delaware corporation located in Arlington, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2008, which reported a net loss of $87,939 for the prior three months.

Air South Airlines, Inc., CIK No. 1026724, is a forfeited Delaware corporation located in Columbia, South Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended June 30, 1997.

Altek Power Corp., CIK No. 1198692, is a British Columbia corporation located in Kelowna, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-FR registration statement on January 9, 2003.

AM Build, Inc., CIK No. 1209532, is a permanently revoked Nevada corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10 registration statement on March 28, 2003, which reported a net loss of $8,085 from the company's June 25, 2002, inception to August 31, 2002.

Amber Hill, Inc., CIK No. 1384395, is a Nevada corporation located in Sumter, South Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2007, which reported a net loss of $19,039 for the prior nine months.

American Family Cookies, Inc., CIK No. 1164392, is a dissolved Delaware corporation located in Lavergue, Tennessee, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2002, which reported a net loss of $31,186 for the prior six months.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondents failed to timely file required periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The

Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

Respondents' failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that each repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (failure to make eight filings over an eighteen-month period considered recurrent). Respondents are culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents AARX, Inc., Acquirestuff.com, Inc., Advanced Scientific Asset Holding, Inc., Air South Airlines, Inc., Altek Power Corp., AM Build, Inc., Amber Hill, Inc., and American Family Cookies, Inc., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule of Practice 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondents are notified that they may move to set aside the default in this case. Rule of Practice 155(b), 17 C.F.R. § 201.155(b), permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

_____
Cameron Elliot
Administrative Law Judge